

August 4, 2010

George Feldenkreis, Chairman and Chief Executive Officer
Perry Ellis International, Inc.
3000 N.W. 107th Avenue
Miami, FL 33172

> **Re:** **Perry Ellis International, Inc.**
> **Form 10-K**
> **Filed April 13, 2010**
> **File No. 000-21764**

Dear Mr. Feldenkreis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K, filed April 13, 2010

Quantitative and Qualitative Disclosures About Market Risk, page 40

> We note your response to comment 4 of our letter dated June 23, 2010, and the second risk factor on page 20 of your Form 10-K. We further note a reference in the earnings call transcript on May 20, 2010, to an estimated 50% increase in cotton prices in 2010. Despite your ability to manage commodity price risk in the past, we believe you should discuss your commodity price risks and exposures, your risk management strategies that you set forth in your response, any changes in the commodity price risk exposures or how those exposures are managed when compared to what was in effect during the most recently completed fiscal year and what is known or expect to be in effect in future reporting periods. Please provide us with an example of the disclosure that you intend to include in future filings.

DEF 14A, filed May 14, 2010

Executive Compensation

Grants of Plan-Based Equity Awards, page 34

2.   We note your disclosure in response to eight, from our letter dated June 23, 2010. However, the fact that no payment was made pursuant to these compensation plans does not mean that disclosure is not required in the grants of plan based awards table. The grant occurs at the beginning of the year when the plan is initially established. Please confirm that you will provide disclosure of the EMI Plan and MIP Plan threshold, target, and maximum information in your grants of plan based awards table in future filings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Steve Lo at (202) 551-3394 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

                                                Sincerely,

                                                John Reynolds
                                                Assistant Director

cc: Kathleen L. Deutsch
        FAX: (561) 655-1109